Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/01/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: _Investors' Exchange LLC_

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    3 World Trade Center, 58th Floor, New York, NY 10007

3. Provide the applicant's mailing address (if different):

    18010328

4. Provide the applicant's business telephone and facsimile number:

    _(646) 343-2000_   _(646) 365-6862_
    (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Sophia Lee   _General Counsel_   _(646) 343-2040_
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Sophia Lee, General Counsel
    3 World Trade Center, 58th Floor
    New York, NY 10007

7. Provide the date applicant's fiscal year ends: _12/31/18_

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
    ☑ Limited Liability Company   ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): _05/13/14_   (b) State/Country of formation: _Delaware_

    (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: _11/01/18_   _Investors' Exchange LLC_
      (MM/DD/YY)   (Name of applicant)

By: _[signature]_   _Sophia Lee, General Counsel_
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _1st_ day of _Nov_ , _2018_ by _[signature]_
                                                (Month)   (Year)   (Notary Public)

My Commission expires _08/22/19_ County of _New York_ State of _New York_

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4



Investors' Exchange LLC   1 646 343 2000 (◦)
3 World Trade Center, 58ᵗʰ Floor   1 888 481 9706 (◦)
New York, New York 10007   www.iextrading.com



November 1, 2018

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 23 to Form 1 Application for
Registration as a National Securities Exchange Pursuant
to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 23 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, and Amendment No. 22 filed on October 18, 2018.

Exhibit F

Addendum F-1	IEX Member Application
Addendum F-2	*IEX Waive-In Member Application has been retired
Addendum F-3	IEX Member Agreements
Addendum F-4	IEX Sponsored Access Application
Addendum F-5	IEX Sponsored Access Agreements
Addendum F-6	IEX Service Bureau Application
Addendum F-7	IEX Service Bureau Agreements
Addendum F-8	IEX Service Bureau Authorization
Addendum F-9	IEX Connectivity Agreements and Forms
Addendum F-10	IEX Data Agreements and Forms
Addendum F-11	IEX Data Subscriber Agreement
Addendum F-12	IEX Market Maker Application
Addendum F-13	IEX User Agreement Addendum to Permit Volume Attribution
Addendum F-16	IEX User Agreement Addendum to Permit Investor Disclosure



Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee

Sophia Lee

General Counsel

Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

SEC 1935 (2-99)

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or *amending* any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/01/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: ___Investors' Exchange LLC___

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   ___3 World Trade Center, 58th Floor, New York, NY 10007___

3. Provide the applicant's mailing address (if different):

   _____

4. Provide the applicant's business telephone and facsimile number:

   ___(646) 343-2000___   ___(646) 365-6862___
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   ___Sophia Lee___   ___General Counsel___   ___(646) 343-2040___
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   ___Sophia Lee, General Counsel___
   ___3 World Trade Center, 58th Floor___
   ___New York, NY 10007___

7. Provide the date applicant's fiscal year ends: ___12/31/18___

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
                                        ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): ___05/13/14___   (b) State/Country of formation: ___Delaware___

   (c) Statute under which applicant was organized: _____

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: ___11/01/18___   ___Investors' Exchange LLC___
       (MM/DD/YY)   (Name of applicant)

By: ___[Signature]___   ___Sophia Lee, General Counsel___
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this ___1st___ day of ___Nov___, ___2018___ by ___[signature]___
                                                       (Month)   (Year)   (Notary Public)

My Commission expires ___08/22/19___ County of ___New York___ State of ___New York___

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4

Form 1 Page 2	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A   A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B   A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C   For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D   For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Form 1 Page 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.

2. Procedures governing entry and display of quotations and orders in the System.

3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.

4. Proposed fees.

5. Procedures for ensuring compliance with System usage guidelines.

6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.

7. Attach a copy of the users' manual.

8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member , participant, or subscriber of the entity.

3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

6

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: November 1, 2018

Date as of which the information is accurate: November 1, 2018

<u>**Exhibit F**</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 IEX Waive-In Member Application has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Agreement and Forms.

Attached as Addendum F-11 is the IEX Data Subscriber Agreement.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Addendum F-1
IEX Member Application

MEMBER APPLICATION

An applicant broker-dealer ("Applicant") applying to become a member of Investors' Exchange LLC ("IEX" or the "Exchange"), must complete this Member Application (the "Application").

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application

☐ Membership Application, including Statutory Disqualification Notice (pg. 3 – 8)

Member Agreements

☐ Clearing Letter of Guarantee (*if Applicant is not self-clearing*) (pg. 1)
☐ User Agreement (pg. 2 – 7)
☐ Routing Agreement (if Applicant will use Exchange-provided routing services) (pg. 8 – 11)

User Agreement Addendum to Permit Volume Attribution (if advertising aggregate volume)

☐ User Agreement Addendum to Permit Volume Attribution (pg. 1 – 2)

User Agreement Addendum to Permit Investor Disclosure (if disclosing investor to IEX)

☐ User Agreement Addendum to Permit Investor Disclosure (pg. 1 – 2)

Supporting Documents Provided by the Member

☐ Most recent *signed* Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, if applicable, and unaudited financial statements as of the last month-end
☐ All FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation

☐ List of all authorized traders Applicant will be registering with the Exchange

If Applicant is a non-FINRA firm which does not file FOCUS reports electronically via e-FOCUS

☐ Pro Forma Financial Statements for next twelve (12) months

☐ Anti-Money Laundering - Description of the financial controls employed by the Applicant with respect to IEX Rule 5.160 (FINRA Rule 3310) (Refer to the FINRA AML guidance)

☐ A copy of any decision or order by a federal or state authority or SRO taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person

☐ Two (2) years of examination reports from the Applicant's DEA

☐ Designation of Accountant Form and Auditor Engagement Letter provided to Applicant's DEA pursuant to SEC Rule 17a-5(f)

Connectivity Agreements and Forms

☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 6)

☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

☐ Equities Port Request Form (if ***not*** connecting via Service Bureau) (pg. 8 – 9)

☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau) (pg. 10)

Market Maker Application (if applying to become a Market Maker registered with the Exchange)

☐ Market Maker Registration Application (pg. 2 – 4)

☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)

Supporting Documents Provided by Market Maker if registering in a Commodity-Related Security

☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

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MEMBER APPLICATION

GENERAL INFORMATION

Date: SEC BD Registration #:   CRD #:

Name of Applicant Broker-Dealer:

MPID(s) of Applicant Broker-Dealer:

Address of Principal Office:

City: State: Zip:

BILLING ADDRESS

Address of Billing Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

BILLING CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

COMPLIANCE CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:



TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: _____ Federal Employer ID Number: _____

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading
☐ Other: _____

* Please execute and deliver the Market Maker Application to Market Operations.

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Cboe BYX Exchange (BATY)   ☐ Nasdaq (XNGS)
☐ Cboe BZX Exchange (BATS)   ☐ Nasdaq BX (XBOS)
☐ Cboe EDGA Exchange (EDGA)   ☐ Nasdaq PSX (XPHL)
☐ Cboe EDGX Exchange (EDGX)   ☐ New York Stock Exchange (XNYS)
☐ Chicago Stock Exchange (XCHI)   ☐ NYSE American (XASE)
☐ Financial Industry Regulatory Authority (FINRA)   ☐ NYSE Arca (ARCX)
☐ Other: _____   ☐ NYSE National (XCIS)

Name of Applicant's Designated Examining Authority (DEA) _____

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):



State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: _____

FINRA: _____

Other: _____   Name of Regulator: _____

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes   ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond?   ☐ Yes   ☐ No

If so, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA?   ☐ Yes   ☐ No

Name of insurance carrier: _____

Amounts of coverage: Total Coverage _____   Coverage Per Incident _____

Coverage period of the bond: _____

AML COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a Member of FINRA required to, and does, comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange.

Name: Title:

Business Address:

Phone: Email:



PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See IEX Rule 2.160 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

CLEARING INFORMATION

Name of Clearing Firm: 4-Digit Clearing #:

Clearing Firm Contact Name: Clearing Firm Contact Phone:

Clearing Firm Contact Email:

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The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

_____

Applicant Broker-Dealer

_____   _____

Signature of Duly Authorized Representative   Date

_____   _____

Print Name   Title



STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;

- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;

- Violated any provision of the Act; or

- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).

2. Copies of documents relating to the Statutory Disqualification.

3. **Description of each such person's duties** (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).

4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

_____   _____
Signature of Duly Authorized Representative   Date

_____   _____
Print Name   Title

Addendum F-3
IEX Member Agreements

CLEARING LETTER OF GUARANTEE

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer.

In connection with the qualification of _____ ("Member") as a member of Investors' Exchange LLC (the "Exchange") and pursuant to Exchange Rule 11.250, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange. This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to the Exchange Rules and may be relied upon by the Exchange. This Notice of Consent shall be subject to the Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

Direct Debit

The Depository Trust & Clearing Corporation offers a Direct Debit program that allows Exchanges to bill their members directly through the Clearing Firm's account. The Exchange uses this process to bill Regulatory Transaction Fees (used to for payment of Section 31 Fees), Trading Fees, and Connectivity Fees as defined in Exchange Rule 15.110(b) – (d).

_____
Clearing Firm Name

_____
NSCC Clearing #

_____
Signature of Duly Authorized Representative
of Clearing Firm

_____
Print Name / Title

_____
Date

_____
Member (Broker-Dealer) Name

_____
CRD #

_____
Signature of Duly Authorized Representative

_____
Print Name / Title

_____
Date



USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC, a Delaware limited liability company, with its principal offices at 3 World Trade Center, 58th Floor, New York, NY 10007 (the "Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Formation, the Operating Agreement, and Rule Book of the Exchange, as amended from time to time ("Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User; and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring.** User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange, to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within Exchange market data products, analysis and services ("Market Data Products") (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such Market Data Products are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; except (a) when IEX has received User's prior consent, or (b) to identify User through restricted access on a delayed basis of an Issuer's own securities to employees of that issuer that are not trading and dealing personnel; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

    .(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's



Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade Policy.** User has read and agrees to the terms stipulated in Exchange Rule 11.270 (Clearly Erroneous Executions), as the Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights.** Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees.** By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS



OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES.** ABSENT A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User.** User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange.** The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination.** User or the Exchange may terminate this Agreement or any part of the Services upon 30 days' written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing the Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a



member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations.** The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no

modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                                  Date: _____

SECURITIES ROUTING AGREEMENT

Provided that User is a Member or Sponsored Participant of a Member of Investors' Exchange LLC (the "Exchange") and subject to a valid, ongoing User Agreement with the Exchange, IEX Services LLC (hereinafter "IEX Services"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas IEX Services provides certain order routing services for the Exchange, and User desires to use the order routing facilities of the Exchange, for good and valuable consideration, User and IEX Services agree as follows:

1. **Routing Services**. IEX Services, a wholly owned subsidiary of IEX Group, Inc., agrees to act as agent for User for routing orders entered into the Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services**. User agrees that IEX Services will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification of Orders**. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside the Exchange will be processed by IEX Services subject to the applicable trading rules of the relevant market center.

4. **Transmission of Order Instructions**. User agrees that all orders on its behalf must be transmitted to IEX Services through the Exchange. User agrees that the Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to IEX Services and for receiving notice regarding such orders. IEX Services shall be entitled to rely upon and act in accordance with any order instructions received from the Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by IEX Services to the Exchange. User shall be notified of such executions through the Exchange.

5. **Clearance and Settlement**. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by IEX Services shall be automatically processed by the Exchange for clearance and settlement on a locked-in basis.

6. **Information**.

   (a) <u>Confidentiality</u>. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. IEX Services will not disclose the identity of User or User's customers to any of the Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over IEX Services, the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

   (b) <u>Disclosure</u>. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by IEX Services without the express, prior written authorization of IEX Services. The receiving party may also disclose Information in accordance with its regulatory obligations.

   (c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or

disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement.** This Routing Agreement will be effective as of the date executed by IEX Services on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. IEX Services may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the Member Agreement are or become false or misleading; or (iii) User is no longer a Member of the Exchange or otherwise authorized to access the Exchange. Upon the termination of this Routing Agreement or the Member Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold IEX Services harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of IEX Services routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from IEX Services' willful misconduct, fraud or breach of IEX Services' obligations under this Routing Agreement.

9. **Indemnification by IEX Services.** IEX Services agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of IEX Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY IEX SERVICES, THE EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT IEX SERVICES IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, NEITHER IEX SERVICES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE.



ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF IEX SERVICES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE- NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX SERVICES OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF IEX SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment**. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without IEX Services' prior approval, which will not be unreasonably withheld. IEX Services may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure**. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither IEX Services nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. **Amendment**. IEX Services, or the Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. IEX Services, or the Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by IEX Services after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to IEX Services at 3 World Trade Center, 58th Floor, New York, NY 10007, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX Services and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

IEX Services LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                                Date: _____

Addendum F-4
IEX Sponsored Access Application



SPONSORED ACCESS APPLICATION

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Sponsored Access Application

☐ Sponsored Access Application (pg. 2 – 5), including
- o Sponsoring Member Consent
- o Sponsored Participant Agreement

Sponsored Access Agreements

☐ User Agreement (pg. 1 – 6)

☐ Securities Routing Agreement (if Applicant will use Exchange-provided routing services) (pg. 7 – 10)

Supporting Documents Provided by the Sponsoring Member

☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: Risk Management Controls for Brokers or Dealers with Market Access

☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5

Connectivity Agreements and Forms

☐ N/A

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.130.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.



SPONSORED ACCESS APPLICATION

SPONSORING MEMBER INFORMATION	SPONSORING MEMBER BUSINESS CONTACT
Firm:	Name:
Address:	Address:
City:	Email:
State: Zip:	Phone:

SPONSORED PARTICIPANT INFORMATION	SPONSORED PARTICIPANT BILLING CONTACT
Firm:	Name:
Address:	Address:
City:	City:
State: Zip:	State: Zip:

TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

PORT SELECTION

Port Type: ☐ FIX Order Entry   ☐ FIX Drop Copy
Quantity: _____   _____
Is the Sponsored Participant allowed to enter short sales?   ☐ Yes   ☐ No
Is the Sponsored Participant allowed to enter Intermarket Sweep Orders?   ☐ Yes   ☐ No
What is the maximum dollar value per order? $ _____

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)
☐ Cross Connect   ☐ Extranet: _____   ☐ Other: _____
What type of connection is the Sponsored Participant requesting?   ☐ Test   ☐ Production

CLEARING

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: _____ / _____

AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at IEX on behalf of the user of the sponsored services ("User"). Please contact IEX Market Operations Desk at 646.343.2310 or marketops@iextrading.com to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in the IEX Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call the IEX Market Operations Desk at 646.343.2310 to verbally request that all open orders be cancelled or check the status of open orders.

Sponsoring Member Firm: Date:

Print Name / Title: Signature:



SPONSORING MEMBER CONSENT

We, _____, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.130, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.130, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

_____   _____
Sponsoring Member Name   CRD Number

_____   _____
Signature of Duly Authorized Representative   Date

_____   _____
Print Name   Title



SPONSORED PARTICIPANT AGREEMENT

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, Operating Agreement, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;

- shall enter into and maintain a Routing Agreement with IEX Services LLC, if it will use the routing services provided by that entity;

- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.140 with respect to such Authorized Traders;

- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.130 and will assure that they receive appropriate training prior to any use or access to the Exchange;

- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;

- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' access to and use of the Exchange for compliance with the terms of this agreement; and

- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.130, and shall comply with the Exchange Rules, as amended.

Sponsored Participant Name

CRD Number

Signature of Duly Authorized Representative

Date

Print Name

Title

Addendum F-5
IEX Sponsored Access Agreements



USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC, a Delaware limited liability company, with its principal offices at 3 World Trade Center, 58th Floor, New York, NY 10007 (the "Exchange"), and the user referenced below ("User").

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Formation, the Operating Agreement, and Rule Book of the Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to the Exchange on behalf of User; and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time).

6. **Sponsored Participants**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may

trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data.** User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within the Exchange market data products, analysis and services ("Market Data Products") (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such Market Data Products are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security.** Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

    (a) <u>Confidentiality</u>. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information

disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. The Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) <u>Disclosure</u>. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by the Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) <u>Unauthorized Use or Disclosure</u>. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) <u>Limitation</u>. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade Policy**. User has read and agrees to the terms stipulated in the Exchange Rule 11.270 (Clearly Erroneous Executions), as the Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights**. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. The Exchange GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY,

OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, the Exchange WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, the Exchange MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES.** ABSENT A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, the Exchange MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User.** User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange.** The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination.** User or the Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this

Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any the Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations.** The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with the Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and the Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the

objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                                 Date: _____

SECURITIES ROUTING AGREEMENT

Provided that User is a Member or Sponsored Participant of a Member of Investors' Exchange LLC (the "Exchange") and subject to a valid, ongoing User Agreement with the Exchange, IEX Services LLC (hereinafter "IEX Services"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of the Exchange Rules. Whereas IEX Services provides certain order routing services for the Exchange, and User desires to use the order routing facilities of the Exchange, for good and valuable consideration, User and IEX Services agree as follows:

1. **Routing Services.** IEX Services, a wholly owned subsidiary of IEX Group, Inc., agrees to act as agent for User for routing orders entered into the Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with the Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of the Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that IEX Services will not handle or otherwise route any orders that are not eligible for order routing in accordance with the Exchange Rules.

3. **Cancellation; Modification of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to the Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside the Exchange will be processed by IEX Services subject to the applicable trading rules of the relevant market center.

4. **Transmission of Order Instructions.** User agrees that all orders on its behalf must be transmitted to IEX Services through the Exchange. User agrees that the Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to IEX Services and for receiving notice regarding such orders. IEX Services shall be entitled to rely upon and act in accordance with any order instructions received from the Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by IEX Services to the Exchange. User shall be notified of such executions through the Exchange.

5. **Clearance and Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with the Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by IEX Services shall be automatically processed by the Exchange for clearance and settlement on a locked-in basis.

6. **Information.**

   (a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. IEX Services will not disclose the identity of User or User's customers to any of the Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over IEX Services, the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

   (b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by IEX Services without the express, prior written authorization of IEX Services. The receiving party may also disclose Information in accordance with its regulatory obligations.

   (c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or

disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent Its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps In a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party Independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement.** This Routing Agreement will be effective as of the date executed by IEX Services on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. IEX Services may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member of the Exchange or otherwise authorized to access the Exchange. Upon the termination of this Routing Agreement or the Member Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold IEX Services harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of Its obligations under this Routing Agreement or otherwise from its use of IEX Services routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from IEX Services' willful misconduct, fraud or breach of IEX Services' obligations under this Routing Agreement.

9. **Indemnification by IEX Services.** IEX Services agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of IEX Services, or User's use thereof, Infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY IEX SERVICES, the Exchange OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT IEX SERVICES IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, NEITHER IEX SERVICES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE.



ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF IEX SERVICES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, the Exchange WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE- NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX SERVICES OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF IEX SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment**. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without IEX Services' prior approval, which will not be unreasonably withheld. IEX Services may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure**. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither IEX Services nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. **Amendment**. IEX Services, or the Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. IEX Services, or the Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by IEX Services after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to IEX Services at 3 World Trade Center, 58th Floor, New York, NY 10007, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX Services and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                                 Date: _____

Addendum F-6
IEX Service Bureau Application

SERVICE BUREAU APPLICATION

An applicant service bureau ("Applicant") applying to receive authorized access to Investors' Exchange LLC ("IEX" or the "Exchange") as a Service Bureau must complete this Service Bureau Application (the "Application").

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Service Bureau Application

☐ Service Bureau Application (pg. 2 – 3)

Service Bureau Agreement

☐ Service Bureau Agreement (pg. 1 – 2)

Connectivity Agreements and Forms

☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 6)
☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
☐ Equities Port Request Form (pg. 8 – 9)
☐ Service Bureau Authorization (co-signed by Member Broker-Dealer) (pg. 10)

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



SERVICE BUREAU APPLICATION

GENERAL INFORMATION

Firm:

Address:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT   ## TECHNICAL CONTACT

Name: Name:

Address: Address:

Email: Email:

Phone: Phone:

BILLING ADDRESS   ## BILLING CONTACT

Firm: Name:

Address: Address:

City: Email:

State: Zip: Phone:

PORT SELECTION

Port Type: ☐ FIX Order Entry   ☐ FIX Drop Copy
Quantity: _____   _____

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ Cross Connect   ☐ Extranet: _____   ☐ Other: _____

What type of connection are you requesting?   ☐ Test   ☐ Production



AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at IEX on behalf of the Service Bureau. Please contact IEX Market Operations Desk at 646.343.2310 or marketops@iextrading.com to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in the Investors' Exchange LLC ("IEX" or "Exchange") Service Bureau Agreement. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call the IEX Market Operations Desk at 646.343.2310 to verbally request that all open orders be cancelled or check the status of open orders.

Service Bureau: Date:

Print Name / Title: Signature:

Addendum F-7
IEX Service Bureau Agreements

SERVICE BUREAU AGREEMENT

This Service Bureau Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and the Authorized Service referenced below ("Service Bureau").

1. **Rights of Service Bureau.** IEX has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange, and/or has entered into an Investors' Exchange LLC Data Agreement with Investors' Exchange LLC (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to the Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be posted on the Exchange's web site, at http://iextrading.com/. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between the Exchange and Service Bureau. Service Bureau agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), the Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. The Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency. **Continued access to the Exchange by Service Bureau after the applicable notice period shall constitute acceptance of the Port Fees as so changed.**

5. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours' written notice given by either party to the other.

6. **Notice.** All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if and when delivered by electronic mail, hand, overnight courier (signature required), or mailed, certified or registered mail return receipt requested with postage prepaid, to the address of IEX or Service Bureau listed below, or to such other person or address as IEX or Service Bureau may furnish in writing to one another in accordance with this paragraph. Any such notices or communications shall be sent to Market Operations at IEX's principal office.

7. **Amendment; Waiver.** Except as may otherwise be set forth in this Agreement, IEX may alter any term or condition of this Agreement on thirty (30) days' prior written notice to Service Bureau, and continued access to the Exchange by Service Bureau after such date is deemed acceptance of the new term or condition. The means of notifying Service Bureau of such new term or condition may include emailing such term or condition to Service Bureau. No

failure on the part of IEX or Service Bureau to exercise, no delay in exercising and no course of dealing with respect to any right, power or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

8. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors and assigns. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Service Bureau may assign this Agreement to an affiliate or subsidiary without the prior written consent of IEX, provided that Service Bureau: (i) is not currently in breach of this Agreement or delinquent in any fees owed to IEX hereunder; and (ii) provides prior written notice to IEX. IEX may transfer or assign its rights and/or obligations under this Agreement to an affiliate of IEX upon written notice to Service Bureau, and any such affiliate shall be bound by the provisions hereof.

9. **Governing Law; Venue.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both Parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

10. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC   Service Bureau: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                            Date: _____

Addendum F-8
IEX Service Bureau Authorization



SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC

	Service Bureau	Member
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	

Addendum F-9
IEX Connectivity Agreements and Forms



CONNECTIVITY AGREEMENTS AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker Dealer

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (if Member is *not* connecting via Service Bureau) (pg. 8 – 9)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)

Service Bureau

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 – 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 – 9)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 10)

Data Recipient

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 – 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 – 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (pg. 8 – 9)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 2 – 6)
- ☐ Physical Connectivity Order Form (pg. 7)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 11 – 12)

(continues on next page)

Sponsored Participant

☐ N/A

Data Subscriber

☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services**. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by IEX to User to the extent such services are not addressed by another agreement between IEX and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX or IEX data unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that IEX has approved to connect to IEX via connectivity supplied by User and/or to receive IEX data or other IEX authorized services transmitted through User.

    (a) <u>Approval and Termination Notice Requirements</u>. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://iextrading.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and IEX, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

    (b) <u>List of Authorized Third Parties</u>. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

    (c) <u>Network Requirements</u>. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees**.

    (a) <u>Services Fees</u>. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days

of the Invoice date. In the event of User's failure to make payment within such time period, IEX reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User; provided, however, that IEX may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by IEX in connection with the provision of Services. If User is receiving a physical connection from IEX, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., IEX switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or IEX as provided below.

5. **Termination.**

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors or Exchange Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without the prior approval of IEX; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH Updated April 15, 2015 Page 3 of 4 RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO



CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX's TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX's ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User.** User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and .against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX.** IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that IEX or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment.** User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without IEX's prior approval, which will not be unreasonably withheld. IEX may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment.** This Agreement may be amended from time to time by IEX in its sole discretion, and IEX shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to IEX at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in



accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth below.

Investors' Exchange LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                                        Date: _____

USER INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT   ## TECHNICAL CONTACT

Name: Name:

Address: Address:

Email: Email:

Phone: Phone:

BILLING ADDRESS   ## BILLING CONTACT

Firm: Name:

Address: Address:

City: Email:

State: Zip: Phone:



PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS	BILLING CONTACT
Address:	Name:
City:	Email:
State: Zip:	Phone:

SWITCH PORT* SELECTION

Specify Side and Quantity: Customer Public BGP ASN:

IEX POP: Equinix NY5 (Secaucus, NJ)

    ☐ A-Side Qty: _____

    ☐ B-Side Qty: _____

Disaster Recovery: Equinix CH4 (Chicago, IL)   Customer Public IP Range:

    ☐ C-Side Qty: _____

IEX Test Facility ("ITF"): Equinix NY5 (Secaucus, NJ)

    ☐ I-Side Qty: _____

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that the 10Gbps is the only physical interface available for new physical connectivity orders into the IEX POP and Disaster Recovery data center. 1Gps interfaces are the default physical interface available into the IEX Test Facility.



EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing
☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)
☐ IEX Test Facility ("ITF"): Secaucus (Non-Production)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: _____

Drop Copy Port: ☐ New ☐ Existing SenderCompID: _____
☐ Qty: _____ MPID(s) to Drop: _____

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: _____

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	Session ID: _____
Routing Enabled*?	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Symbology type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Allow Market Orders?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect**? (Choose one only)	☐ All	☐ All, excluding On-Open/Close	☐ None
Enable Anti-Internalization***?	☐ Yes	☐ No	
If Yes: default by Broker or MPID?	☐ Broker	☐ MPID	
If Yes: Agency and/or Principal?	☐ Agency	☐ Principal	
Is this Session intended for Sponsored Access?	☐ Yes	☐ No	

Max Order Share Size: (Default = 1,000,000 shares) _____

Max Order Notional Value: (Default = $30,000,000) _____

MPID(s) Permissioned on this Port: _____

Clearing # Assignment for MPID(s): _____

Anticipated Total Message Volume per Day: _____

Anticipated Message to Trade Ratio: _____

Anticipated Peak Message Rate (msg/second): _____



Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port   ☐   Session ID(s): _____   Reason for Removal: _____

Drop Copy Port   ☐   Session ID(s): _____   Reason for Removal: _____

ADDITIONAL COMMENTS OR REQUEST NOTES

_____

_____

_____

ORDER AUTHORIZATION

MPID(s) / Company Name:

Authorized Contact (Please Print):

Authorized Signature: **Date:**

* Users who wish to enable routing, must complete and submit a Securities Routing Agreement found in the Member Application.

** **All**: Cancel all open orders (Continuous Book, On-Open, and On-Close). If a disconnect occurs between the Lock-in Time and the auction match, orders that are locked-in for the auction will not be canceled. For the Opening Auction, any unfilled portion of DAY and GTX limit orders will be canceled at the conclusion of the auction match in a manner similar to Limit-On-Open ("LOO") orders. **All, excluding On-Open/On-Close**: Cancel all open orders, excluding On-Open and On-Close orders. **None**: Do not cancel any open orders.

The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnect. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call the Market Operations at 646.343.2310 to verbally request that all open orders be canceled or check the status of open orders.

*** Anti-Internalization is a broker-level setting preventing self-match of two orders from the same Member on the IEX Order Book. As a default, Anti-Internalization may be enforced by Member (broker) or MPID. Additionally, Members may specify an Anti-Internalization Group Identifier ("AGID") on each order to enforce the behavior at a more granular level. Please refer to Exchange Rule 11.190(e) for additional information.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from IEX within 3 business days that your request has been received and processed, please contact Market Operations at 646.343.2310 or marketops@iextrading.com.

Please refer to the IEX Fee Schedule posted at www.iextrading.com or the latest price list.



SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC

	Service Bureau	Member
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	



EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC ("IEX" or the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors' Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. **Modification of Connectivity Services Agreement**. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:

    (a) User has no rights in or to IEX data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.



(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC   User: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

Date: _____   Date: _____

Addendum F-10
IEX Data Agreements and Forms



DATA AGREEMENTS AND FORMS

A user ("User") applying to receive authorized access to Investors' Exchange LLC ("IEX" or the "Exchange") data must execute and deliver the identified materials on the Data Checklist below via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

DATA CHECKLIST

Data Agreements and Forms

- ☐ Data Agreement (pg. 2 – 10)
- ☐ Exchange Data Request Form and System Description (pg. 11 – 14)
- ☐ List of Affiliates (required for firms that distribute data to affiliates) (pg. 15)
- ☐ Service Facilitator List (required for firms that use a service facilitator to disseminate IEX data) (pg. 16 – 17)

Data Subscriber Agreement

- ☐ Data Subscriber Agreement (required for firms that distribute data externally) (pg. 1 – 5)

Connectivity Agreements and Forms

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 – 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

[Remainder of page intentionally left blank.]



DATA AGREEMENT

This Investors' Exchange LLC Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between IEX, as operator of the Exchange, and Data Recipient.

1. **Definitions**. The following terms, when used in this Agreement, shall have the meanings set forth below:

    "Act" shall mean the Securities Exchange Act of 1934, as amended.

    "Additional Agreements" shall mean the User Agreement, IEX Data Feed Order Form and System Description, Price List, Fee Schedule, and any additional terms and conditions, policies or agreements entered into in writing by Data Recipient with IEX or any of its subsidiaries or affiliates relating to the subject matter hereof.

    "Agreement" shall mean this Investors' Exchange LLC Data Agreement, including any attachments or documents referenced or incorporated herein, as may be amended, modified, or supplemented from time to time. "IEX" shall mean, collectively, Investors' Exchange LLC, a Delaware corporation, with its principal offices at 3 World Trade Center, 58th Floor, New York, NY 10007, and its subsidiaries and affiliates, including, without limitation, the Exchange.

    "Claims and Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

    "Connectivity Fees" shall mean fees charged specifically for connecting to the Exchange in order to receive Exchange Data.

    "Data Feed Subscriber" shall mean any Data User outside of Data Recipient that (a) receives Exchange Data from Data Recipient and (b) for which Data Recipient cannot substantially control Exchange Data for the purpose of reporting usage or qualification.

    "Data Fees" shall mean fees charged in connection with the use or redistribution of Exchange Data.

    "Data Recipient" shall mean the data recipient referenced below and its affiliates, as identified in writing to IEX. The term "Data Recipient" includes (a) any Person that receives and uses Exchange Data for internal purposes only, and (b) any Person that receives and distributes Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Exchange Requirements.

    "Data Recipient Account Agreement" shall mean an agreement with an External Subscriber that (a) governs the accounts held by the External Subscriber with Data Recipient through which the External Subscriber is entitled to access Exchange Data, including any limitations on an External Subscriber's right to redistribute Exchange Data, and (b) protects IEX and the IEX Indemnified Parties to the same extent as if Data Recipient had presented and the External Subscriber had signed a Subscriber Agreement as per the applicable Exchange Requirements.

    "Data Recipient Indemnified Parties" shall mean, collectively, Data Recipient and its subsidiaries, affiliates and its and their respective owners, officers, directors, employees, and agents.

    "Data Recipient Invoiced Subscribers" shall mean any Data User that, per IEX's decision, are charged or assessed by Data Recipient for Exchange Data.

    "Data User" shall mean any Person that receives Exchange Data from Data Recipient.

    "Exchange" shall mean Investors' Exchange LLC and any other market subsidiary hereinafter created or acquired by IEX and operated by IEX or a subsidiary of IEX.

    "Exchange Data" shall mean certain data and other information disseminated relating to securities or other financial instruments, products, vehicles, or devices; or relating to Persons regulated by IEX or to activities of IEX; or gathered by IEX from other sources, in each case sourced by IEX within the U.S.

    "Exchange Requirements" shall mean (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations applicable to the Exchange; (c) the Exchange's decisions, policies, interpretations, user guides, operating procedures, specifications (including without limitation the

IEX specifications), requirements and other documentation that is regulatory or technical in nature published on IEX's web site; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other requirements.

"External Subscriber" shall mean any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"IEX Indemnified Parties" shall mean, collectively, IEX and its subsidiaries, affiliates, and its and their respective owners, officers, directors, employees, and agents. "IEX Invoiced Subscribers" shall mean any Data User that IEX chooses to invoice directly, as distinguished from Data Recipient Invoiced Subscribers.

"IEX Specifications" shall mean the written specifications, as may be amended, modified, or supplemented from time to time, for the System with which Data Recipient's system must comply.

"Internal Subscriber" shall mean any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Redistributor" shall mean another distributor from which Data Recipient receives Exchange Data and for which such distributor cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"Service Facilitator" shall mean a Person receiving Exchange Data from Data Recipient for the sole purpose of facilitating dissemination of Exchange Data through Data Recipient's service in accordance with the terms and conditions of this Agreement.

"Subscriber Agreement" shall mean any agreement that IEX may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"System" shall mean the system IEX has developed for creation and/or dissemination of Exchange Data.

"System Description" shall mean the IEX Data Feed Order Form and System Description, as applicable, and any other description of Data Recipient's system for receiving, transmitting and disseminating Exchange Data that is provided to and approved by IEX.

"User Agreement" shall mean an agreement by and between Data Recipient and the Exchange, pursuant to which Data Recipient has the right to access the Exchange to, among other things, enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book, as such agreement may be amended, modified, or supplemented from time to time.

2. **Exchange Users.** All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

   If Data Recipient is a member of the Exchange, then Data Recipient expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a member of the Exchange; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Exchange Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's membership on the Exchange in accordance with applicable Exchange Requirements.

3. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient's System Description and approved by IEX and not for any purpose inconsistent with the terms of this Agreement.

4. **Use of Exchange Data.** IEX hereby grants to Data Recipient a worldwide, non-exclusive, non-transferable license to: (a) copy, store, process, commingle, and use any Exchange Data received (i) directly from the Exchange; (ii) through an approved IEX extranet; (iii) through an authorized data feed provider (i.e., a Redistributor); or (iv) otherwise, and (b) distribute Exchange Data in any form by means of any current or future product or service of the

Data Recipient in any media, in accordance with the terms of this Agreement and Exchange Requirements, as available on IEX's web site and as may be amended, modified, or supplemented from time to time. Data Recipient shall ensure that the Exchange Data is clearly attributed as originating from the Exchange.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and Data User are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Exchange rules and Exchange Requirements. Any use of the Exchange Data by Data Recipient and Data User, including, but not limited to, distribution or reprocessing, unless expressly described in Data Recipient's System Description and approved by IEX, is prohibited. Data Recipient acknowledges and represents that it shall not use the Exchange Data at any time in contravention of the Exchange Requirements, including, and without limitation, the restriction on the display of information as set forth in Section 603(c) of Regulation NMS.

Should Data Recipient intend to make any material change to its System Description or in Data Recipient's use of the Exchange Data (including, but not limited to, redistribution and reproduction) in any manner not then described in Data Recipient's System Description, Data Recipient may only do so with IEX's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. IEX shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from IEX in accordance with this Section 4. Data Recipient is not required to notify IEX of non-material changes to its System Description.

5. **Record Retention by Data Recipient**. Data Recipient shall maintain complete and accurate records relating to the receipt of Exchange Data in accordance with the Exchange Requirements and other such information as IEX from time to time may reasonably request in writing.

6. **Reporting**. Data Recipient shall comply with the requirements of IEX as to usage reporting as IEX requires from time to time in writing. Unless otherwise provided by IEX, Data Recipient shall use reasonable efforts to provide such reporting within 15 days of the end of the applicable reporting period set forth by IEX but IEX shall not consider such reporting to be late until 45 days after the due date.

7. **Proprietary Nature of Exchange Data**. IEX represents that Exchange Data and the System constitute valuable proprietary information and rights of IEX and the Exchange. Data Recipient expressly acknowledges and agrees that, as between IEX and Data Recipient, IEX has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on any of IEX's markets; (b) relates to activities that are regulated or operated by one or more of IEX's markets; (c) IEX derives from Exchange Data that originates on or relates to any of IEX's markets; and (d) is a compilation or other rights in information and data that IEX gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between IEX and Data Recipient, be and remain the sole and exclusive property of IEX. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers who provide information, goods and services to IEX in connection with the creation of Exchange Data have exclusive rights in their respective information and data. IEX makes no proprietary claim to any information derived from Exchange Data by Data Recipient.

8. **Right to Deny Distribution**. IEX retains the right to direct Data Recipient to terminate any external distribution of Exchange Data for any reason or no reason, in which event IEX shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

9. **Use of Name**. IEX shall not: (a) advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its web site displays, without the prior written consent of Data Recipient.

10. **Right to Audit**. During the term of this Agreement and for a period 12 months thereafter, Data Recipient shall make its premises available to IEX or its appointed agent for physical inspection of Data Recipient's use of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received), during normal business hours, upon reasonable advance notice, to verify the

accuracy of reports in accordance with Exchange Requirements and to ensure that the type and amount of fees, if any, calculated or stated to be payable to IEX are complete and accurate. While on Data Recipient's premises, IEX or its appointed designee shall comply with Data Recipient's written standard security policies and procedures to the extent made known by Data Recipient to IEX or its appointed designee. In no event will IEX or its appointed agent audit Data Recipient more than once in any 12 month period, unless necessary due to a reasonable suspicion of non-compliance with any material provision of this Agreement. Data Recipient shall comply promptly with any reasonable request from IEX for information regarding Data Recipient's receipts, usage, processing, display and redistribution of Exchange Data. The costs of such audit shall be borne by IEX unless such audit reveals an underpayment by Data Recipient of 10% or more or a material breach of the rights or licenses granted to Data Recipient under this Agreement; in such case, Data Recipient shall reimburse IEX for its costs and expenses in conducting such audit, to the extent that such costs and expenses are commensurate with industry standards.

11. **Qualification Requirements; Data Recipient Indemnification.** Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to a Data User who, at the time of receipt thereof, is of a type qualified (as set forth in applicable Exchange Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that IEX may have different qualification requirements for different Data Users.

    Data Recipient may have an obligation to obtain an executed Subscriber Agreement from External Subscribers or cause Data Feed Subscribers to execute an Investors' Exchange LLC Data Agreement with IEX. Data Recipient shall have no obligation to obtain an executed Subscriber Agreement from External Subscribers if Data Recipient represents and warrants that it has, or will have in place before distributing Exchange Data to any External Subscriber, a legally valid and enforceable Data Recipient Account Agreement with such External Subscriber.

    Data Recipient may use a Service Facilitator to facilitate the dissemination of Exchange Data in Data Recipient's service, provided that Data Recipient has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any Exchange Data to any Service Facilitator, that: (a) includes all limitations on the Service Facilitator's right to redistribute Exchange Data; and (b) protects IEX and the IEX Indemnified Parties to the same extent as if the Service Facilitator had signed an Investors' Exchange LLC Data Agreement with IEX directly.

    Data Recipient shall indemnify IEX, all IEX Indemnified Parties and any third parties that provide information, goods, and services to IEX in connection with the creation of Exchange Data against any assertion of claims or losses relating against the IEX Indemnified Parties made by an External Subscriber who receives Exchange Data from Data Recipient (or any Person relying upon Exchange Data received by such a Data User) arising from Data Recipient's election to distribute Exchange Data to such External Subscriber pursuant to this Section 11 rather than presenting the Subscriber Agreement to such Persons. In terms of recordkeeping and retention, Data Recipient Account Agreements shall be subject to applicable Exchange Requirements. In the event of a dispute with Data User(s) relating to Exchange Data, Data Recipient agrees to provide IEX with copies of the relevant portions of the Data Recipient Account Agreements. In the text of a Subscriber Agreement, Data Recipient may be referenced as "Vendor".

    If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and IEX (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from IEX of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to IEX. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then IEX will request all Data Recipients to cease providing Exchange Data to such Data User.

12. **Modifications; Fees.** Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX: (a) to continue Exchange Data, the System, or any aspect of either, in the present form or configuration or under the current IEX Specifications; or (b) to use existing communications facilities. IEX, in its sole discretion, may make modifications, additions, and/or deletions: (i) to Exchange Data, the System, or any aspect of either; (ii) to the IEX Specifications; (iii) to its communications facilities; or (iv) to IEX's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, specifications, user guides and the Additional Agreements). IEX will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court, an arbitrator or a regulatory agency.

Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Connectivity Fees and Data Fees shall be set forth in Exchange rules or posted on the IEX's web site. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by IEX to Data Recipient. Data Recipient agrees to pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, IEX reserves the right to change its fee schedule, including Connectivity Fees and Data Fees applicable to Data Recipient. IEX will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to IEX's web site) of any changes to Connectivity Fees. IEX will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to IEX's web site) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. Receipt or use of Exchange Data after the applicable notice period for any modification, addition, or deletion shall constitute acceptance of Exchange Data, Connectivity Fees, Data Fees, the System, the IEX Specifications, or other decisions, policies, operating procedures, requirements, and other documentation as so changed.

All Data Users shall be either Data Recipient Invoiced Subscribers or IEX Invoiced Subscribers. Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for whom Data Recipient is responsible for the charges. IEX will bear the risk of non-payment by IEX Invoiced Subscribers. Data Recipient shall reasonably cooperate with IEX in any lawful efforts by IEX to collect unpaid charges due IEX from current or former IEX Invoiced Subscribers. Data Recipient may choose to pay IEX any charges due on behalf of any Data User. Upon Data Recipient's payment to IEX on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of IEX to recover such charges.

In addition, for Data Recipient Invoiced Subscribers, Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the amounts due IEX, then such amounts due shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to IEX or by IEX on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by IEX in the event that (a) Data Recipient is not permitted or not able to receive or IEX is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to IEX for regulatory, commercial or other reasons, made by Data Recipient in connection herewith, after IEX has notified Data Recipient in writing that such proposed action would constitute a default or breach hereunder; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or any Exchange, or likely to cause disproportionate harm to IEX's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6, 7, 9, 10, 11, 12, 13, 14, 15, 16, 17, 20, 22, 23, 24, and 26. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

14. **Confidentiality.** Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that IEX or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information

received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of IEX (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with disclosing party in every reasonable way to help disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, IEX or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over one or more of IEX's markets or over Data Recipient or any judicial or government order; (b) necessary to fulfill any IEX or Data Recipient regulatory responsibility, including any responsibility over members and associated Persons under the Act; or (c) necessary for IEX or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its directors and independent consultants or subcontractors who are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

15. **LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES.** Absent fraud or willful misconduct by IEX, or a claim arising out of IEX's indemnification or confidentiality obligations set forth herein, IEX, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or to any Data User or its affiliates, for any inaccurate or incomplete Exchange Data received from IEX or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND IEX SPECIFICATIONS, ARE BEING PROVIDED "AS IS." DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT IEX DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. ABSENT A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX, OR ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONSULTANTS BE LIABLE TO DATA RECIPIENT, OR TO ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE,

INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF IEX HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

16. **Indemnification by Data Recipient.** Absent fraud or willful misconduct by IEX or a claim arising out of IEX's indemnification or confidentiality obligations set forth herein, Data Recipient and its affiliates agree to indemnify and hold harmless IEX Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against IEX Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of Data User to comply with the terms and conditions of any IEX required agreement for Exchange Data if Data Recipient has failed to notify IEX in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to an Investors' Exchange LLC Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any IEX Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to an Investors' Exchange LLC Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; and (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) IEX promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations; and (iii) IEX reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of IEX Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the IEX Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects IEX Indemnified Parties to any obligation in addition to those set forth herein.

17. **Indemnification by IEX.** IEX agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein.

IEX shall not have the obligation to indemnify, defend and hold harmless Data Recipient's Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any IEX Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any IEX Specifications after IEX notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any IEX Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or IEX Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by IEX, Exchange Data, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any IEX Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any IEX

Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any IEX Specifications; (ii) replace or modify the System, Exchange Data, or any IEX Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by IEX in accordance with this Section) or any third party.

This Section sets forth the entire liability of IEX and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by IEX.

18. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchase of all or substantially all of Data Recipient's assets, in each case without the prior written consent of IEX, provided that Data Recipient (a) is not currently in breach of this Agreement or delinquent in any fees owed to IEX hereunder and (b) provides prior written notice to IEX. IEX may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party upon prior written notice to Data Recipient.

19. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

20. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

21. **Relationship of the Parties.** Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

22. **Entire Agreement; Priority Rules; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements entered into by Data Recipient with the Exchange shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between IEX and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings, including, without limitation, any Exchange Data Vendor Agreement entered into with the Exchange. If there is any conflict or inconsistency between this Agreement and any of the Additional Agreements with respect to the receipt or use of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) the Price List or Fee Schedule; (b) the IEX Data Feed Order Form and System Description, as applicable; (c) this Agreement; (d) the User Agreement; and (e) any additional terms and conditions, policies or agreements entered into by Data Recipient with IEX or any of its subsidiaries or affiliates relating to the subject matter hereof.

Except as may otherwise be set forth in this Agreement, IEX may alter any term or condition of this Agreement or the Subscriber Agreement on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the IEX web site or a successor site upon written notice to Data Recipient. No failure on the part of IEX or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

23. **Governing Law; Venue.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties submit to the

jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

24. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to IEX. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY IEX AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

25. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. **Cumulative Remedies**. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

27. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the Parties hereto have caused this Data Agreement to be executed by their duly authorized representatives.

Investors' Exchange LLC   Data Recipient: _____

Signature: _____   Signature: _____

Printed Name: _____   Printed Name: _____

Title: _____   Title: _____

                                               Date: _____



EXCHANGE DATA REQUEST FORM AND SYSTEM DESCRIPTION

☐ Initial Form   ☐ Amended Form   ☐ Add/Remove Data Feed Subscription

DATA RECIPIENT INFORMATION

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BILLING ADDRESS

Address of Billing Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:
MARKET DATA ADMINISTRATOR	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:



How will you receive IEX Data? ☐ Directly from IEX (complete Connectivity Section A)

                                ☐ Through one or more data Vendors (complete Connectivity Section B)

                                ☐ Both (complete Connectivity Sections A and B)

CONNECTIVITY – Section A

Connectivity Site: *

☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)

Type of Access:

☐ Cross-Connect   IP Address(s)_____

☐ 3rd Party Extranet (identify which)   ☐ BT Radianz   ☐ IPC

                                    ☐ NYSE (SFTI)   ☐ SAVVIS, Inc.

                                      ☐ TMX Atrium Networks   ☐ TNS

                                    ☐ Equinix   ☐ Other: _____

If connected via Extranet, you are solely responsible for ensuring you can receive UDP multicast from your Provider.

*If you do not have existing connectivity to IEX, you must complete, execute and submit a **Connectivity Services Agreement** and **Physical Connectivity Order Form** found within the IEX Connectivity Agreements and Forms.

CONNECTIVITY – Section B

Please identify all the data Vendors through which you will receive IEX market data:

DATA FEED SUBSCRIPTION / CHANGE REQUEST

DEEP (Depth of Book and Last Sale Feed) (Multicast)

☐ ADD   ☐ REMOVE   Effective Date: _____

TOPS (Top of Book Quote and Last Sale Feed) (Multicast)

☐ ADD   ☐ REMOVE   Effective Date: _____

OTHER

☐ ADD   ☐ REMOVE   Effective Date: _____



SYSTEM DESCRIPTION

Please provide a complete description of the system that makes use of IEX data, including the system name.

Name / Version of the Data System:

Name / Version of the Entitlement System:

_____

_____

Please provide a description of the system that make use of the Data, and/or the Entitlement System:

Will your organization use IEX data internally?   ☐ Yes   ☐ No

Will your organization distribute IEX data to Affiliates**?   ☐ Yes   ☐ No

If yes, please complete the **IEX List of Affiliates**.

** "**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

Will your organization distribute IEX data externally?   ☐ Yes   ☐ No

   If yes, is the data distribution   ☐ Controlled   ☐ Uncontrolled   or   ☐ Both

   Please provide information for all Data Users receiving uncontrolled IEX data from your organization.

DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:



DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT

Name: Name:

Title: Title:

Email: Email:

Phone: Phone:

DATA USER

Company Name: Date:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT

Name: Name:

Title: Title:

Email: Email:

Phone: Phone:

I certify that the information provided within the System Description is accurate.

_____   _____
Signature of Data Recipient Authorized Representative   Title

_____   _____
Printed Name   Date

LIST OF AFFILIATES

This List of Affiliates is for the Investors' Exchange LLC Data Agreement.

"**Affiliate**" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

By submitting the names of its Affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Recipient from time to time, and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC AND ITS AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA RECIPIENT AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND, DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

Data Recipient may regard changes to the table below as accepted by IEX unless IEX notifies Data Recipient of an objection within 30 days of receipt of notification of the change.

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

Data Recipient Name

Signature of Data Recipient Authorized Representative

Printed Name

Title

Date



SERVICE FACILITATOR LIST

The Service Facilitator List is for the Investors' Exchange LLC Data Agreement.

DATA RECIPIENT INFORMATION

Company Name: Date:

SERVICE FACILITATOR INFORMATION

Company Name: Date:

Address of Receipt of Exchange Data:

City: State: Zip:

BUSINESS CONTACT

Name: Title:

Phone: Email:

Description of service provided:

DATA DISTRIBUTION: ☐ Removal   ☐ Change

Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient?   ☐ Yes   ☐ No

SERVICE FACILITATOR INFORMATION

Company Name: Date:

Address of Receipt of Exchange Data:

City: State: Zip:

BUSINESS CONTACT

Name: Title:

Phone: Email:

Description of service provided:

DATA DISTRIBUTION: ☐ Removal   ☐ Change

Will Service Facilitator be responsible for reporting data feed usage on behalf of Data Recipient?   ☐ Yes   ☐ No

Please attach additional page(s) as needed. Signature page follows.

I certify that the information provided within the Service Facilitator List is complete and accurate.

_____

Data Recipient Name

_____   _____

Signature of Data Recipient Authorized Representative   Title

_____   _____

Printed Name   Date

Addendum F-11
IEX Data Subscriber Agreement

DATA SUBSCRIBER AGREEMENT

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Investors' Exchange LLC or its affiliates (collectively, "IEX"), is void.

This Investors' Exchange LLC Data Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions.** Capitalized terms used herein shall have the meanings set forth in this Section 1.

   "Claims or Losses" shall mean any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third-party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in- house personnel).

   "Exchange Data" shall mean certain data and other information relating to securities or other financial instruments, products, vehicles or devices; or relating to Persons regulated by IEX or to activities of IEX; or gathered by IEX from other sources.

   "Non-Professional Subscriber" shall mean any natural person who is not: (a) registered or qualified in any capacity with the SEC, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (b) engaged as an "investment advisor" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (c) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt.

   "Person" shall mean any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

   "Professional Subscriber" shall mean all other Persons who do not meet the definition of Non-Professional Subscriber.

   "SEC" shall mean the U.S. Securities and Exchange Commission.

   "Subscriber" shall mean, collectively, all Non-Professional Subscribers and Professional Subscribers.

   "Vendor" shall mean "Data Recipient," as that term is defined in the Investors' Exchange LLC Data Agreement, as may be modified from time to time.

   "Vendor's Service" shall mean the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. **Use of Data.** Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any IEX or SEC rule or regulation. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

   (a) Use by Non-Professional Subscribers. Exchange Data is licensed only for personal use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and IEX that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from IEX, or its designee, for information

regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

    (b) Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to IEX, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. **Proprietary Data.** IEX grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and all applicable laws, statutes, rules, and regulations of IEX and the SEC, including but not limited to, IEX's rule filings, IEX's decisions and interpretations and any specifications or successors of such laws, statutes, rules, and regulations. Subscriber acknowledges and agrees that IEX and its affiliates have proprietary rights to Exchange Data that originates on or is derived from markets regulated or operated by IEX and compilation or other rights to Exchange Data gathered from other sources. Subscriber further acknowledges and agrees that IEX's third-party information providers have exclusive proprietary rights to their respective information. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, IEX or its third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. **Payment.** Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or IEX (except for U.S. federal, state, or local income taxes, if any, imposed on IEX) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Services for failure to make payments shall not be considered an improper limitation of access by IEX. For Professional Subscribers, if any payment is due directly to IEX under this Agreement, payment in full is due IEX in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. **System.** Subscriber acknowledges that IEX, in its sole discretion, may from time to time make modifications to its system or Exchange Data. Such modifications may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. IEX shall not be responsible for any such effects. IEX does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. **Limitation of Liability.**

    IEX, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from IEX or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

    This Section shall not relieve IEX, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

    IEX, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. **DISCLAIMER OF WARRANTIES.** SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT IEX AND ITS THIRD- PARTY INFORMATION PROVIDERS DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. **Third-Party Information Providers' Limitation of Liability.** IEX's third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by IEX's third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. **Claims and Losses.** Subscriber agrees to indemnify and hold harmless IEX, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons from any and all Claims or Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, IEX shall be permitted to solely defend and settle) another party (including IEX) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims or Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims or Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims or Losses.

10. **Termination.** Subscriber acknowledges that IEX, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to IEX. Any affected Person will have available to it such procedural protections as are provided by the Securities Exchange Act of 1934 (the "Act") and applicable rules and regulations thereunder. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by IEX upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by the SEC in its regulatory authority, IEX may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by IEX or Vendor.

11. **Notices.** All communications required to be given in writing to IEX under this Agreement shall be directed to:

    Investors' Exchange LLC
    Attn: Market Operations
    3 World Trade Center, 58th Floor
    New York, NY 10007

    Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on www.iextrading.com or a successor site. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement (including by operation of law) without the prior written consent of IEX, provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement to an affiliate or subsidiary without the prior written consent of IEX, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to IEX. IEX may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

14. **Entire Agreement; Amendment; Waiver.** This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the

terms of this Agreement shall prevail as between IEX and Subscriber. IEX may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of IEX or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. **Governing Law; Venue.** This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Subscriber hereby submits to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement.

16. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. **Third-Party Beneficiary.** Vendor and Subscriber hereby designate IEX as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. **Cumulative Remedies.** Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

19. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[Remainder of page intentionally left blank. Signature page follows.]



IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual – Complete Section A.

☐ Firm or Organization – Complete Section B.

A. INDIVIDUAL SUBSCRIBER INFORMATION

Subscriber Name: Date:

Signature:

Subscriber Status: ☐ Professional   ☐ Non-Professional*

To qualify as a Non-Professional Subscriber, you <u>must</u> meet all of the terms set forth in Section 2 of the Agreement.

B. ORGANIZATIONAL SUBSCRIBER INFORMATION

Subscriber Organization Name: Date:

Representative Name**:   Title:

Signature:

***The Representative must be authorized in writing by the organization or firm to execute the Agreement. IEX may request documentation evidencing this authority.*

VENDOR INFORMATION (FOR VENDOR OR DATA PROVIDER USE ONLY)

Vendor Name: Date:

Representative Name**:   Title:

Signature:

***The Representative must be authorized in writing by Vendor to execute the Agreement. IEX may request documentation evidencing this authority.*

Addendum F-12
IEX Market Maker Application

MARKET MAKER APPLICATION

A Member ("Applicant") applying to become a Market Maker registered with Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Market Maker Application (the "Application").

To register as a Market Maker of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

APPLICATION CHECKLIST



Market Maker Application

☐ Market Maker Registration Application (pg. 2 – 4)

☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)

☐ Application to Aggregate Activity of Affiliated Members (if aggregating the activity of affiliated Members) (pg. 6 – 7)

Supporting Documents Provided by the Member if registering in a Commodity-Related Security

☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information.

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.150.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



MARKET MAKER REGISTRATION APPLICATION

GENERAL INFORMATION

Firm: CRD #:

Name of Member: Primary MPID*:

Address of Principal Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:

_____

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes   ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: _____   As of Date: _____

☐ Most recent Quarterly FOCUS Report enclosed

*All MPIDs registered under the same CRD number as the Primary MPID will be considered supplementary MPIDs for purposes of fulfilling market making obligations.

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as an Authorized Trader (AT), as defined in IEX Exchange Rule 11.140, a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) or the Proprietary Traders Qualification Examination (Series 56). Market Makers must maintain a current list of ATs who are permitted to enter orders on behalf of the Market Maker, pursuant to IEX Exchange Rule 11.140.

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No

Name: CRD:

Series 7 Qualification: ☐ Yes   ☐ No

Series 56 Qualification: ☐ Yes   ☐ No



MARKET MAKER RESTRICTIONS

Restrictions apply to a Market Maker registered in a UTP Derivative Security that is a Commodity-Related Security (derives its value from any of the following: one or more currencies, commodities, derivatives based on one or more currencies or commodities, or a basket or index comprised of currencies or commodities, collectively, "Reference Assets"). IEX Exchange Rule 16.127 require a Market Maker registered in a Commodity-Related Security to file with the Exchange and keep a current list identifying all accounts for trading Reference Assets or any derivative instruments based on a Reference Asset of that Commodity-Related Security, which the Member: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant intends to become a registered Market Maker in a Commodity-Related Security, please submit a current list of accounts in which the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives are traded to IEX Regulation at regulation@iextrading.com via the Market Maker Disclosure Report for Commodity-Related Securities.

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

_____   _____
Signature of Duly Authorized Representative   Date

_____   _____
Print Name   Title



MARKET MAKER DISCLOSURE REPORT FOR COMMODITY-RELATED SECURITIES

Pursuant to IEX Rule 16.127, a Member acting as a Market Maker registered in Commodity-Related Securities must file and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives that the Market Maker may have or which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, that has not been reported as required by this rule.

Filings should be sent via email to regulation@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: IEX Regulation
3 World Trade Center, 58th Floor
New York, NY 10007

GENERAL INFORMATION

Date: | CRD #:

Name of Member:

MPID(s):

DISCLOSURE CONTACT (questions about the disclosure will be directed to this contact)

Name: | Title:

Phone: | Email:

ACCOUNT NUMBER	ACCOUNT TITLE	AFFILIATE IDENTIFICATION (if applicable)

Please attach additional information as needed.



APPLICATION TO AGGREGATE ACTIVITY OF AFFILIATED MEMBERS

For purposes of applying the provisions of IEX Rule 11.170(a),[1] a Member may request that the Exchange aggregate its activity with such Member's affiliated Members, in accordance with the IEX Fee Schedule. A Member requesting aggregation of affiliate activity is required to certify to the Exchange the affiliate status of Members whose activity it seeks to aggregate prior to receiving approval for aggregation, and inform the Exchange immediately of any event that causes an entity to cease being an affiliate.

The Exchange shall review available information regarding the entities and reserves the right to request additional information to verify the affiliate status of an entity. The Exchange shall approve a request unless it determines that the certification is not accurate.

Requests for aggregation should be sent via email to regulation@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: IEX Regulation
3 World Trade Center, 58th Floor
New York, NY 10007

GENERAL INFORMATION

Date: ☐ Initial Application ☐ Amendment

Full Name of Primary Applicant Member:

CRD Number: Primary MPID:

AFFILIATED MEMBERS

Provide the following information: List of all affiliated Members, associated CRD Numbers, and associated MPID(s). Failure to provide complete information may result in rejection of this application.

Members to be Affiliated with Primary Applicant	CRD Number	MPID(s)

---

[1] If two or more Members become affiliated on or prior to the sixteenth day of a month and submit the required request for aggregation on or prior to the twenty-second day of the month, an approval of the request by the Exchange shall be deemed to be effective as of the first day of that month. If two or more Members become affiliated after the sixteenth day of a month or submit a request for aggregation after the twenty-second day of the month, an approval of the request by the Exchange shall be deemed to be effective as of the first day of the next calendar month.

The Applicant Member, by its duly authorized representative identified below, hereby certifies that the Members listed in this application are affiliates within the meaning of the Exchange's Fee Schedule. The Applicant Member agrees further to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Member shall also provide immediate notice of any event that causes any Member listed herein to cease to be an affiliate of the Applicant Member.

Signature of Authorized Representative:
Name:
Title:
Phone:
Email Address:
Date:

Approved by IEX Regulation:
Name:
Title:
Phone:
Email Address:
Date:

Addendum F-13
IEX User Agreement Addendum to Permit Volume Attribution



USER AGREEMENT ADDENDUM TO PERMIT VOLUME ATTRIBUTION

This User Agreement Addendum to Permit Volume Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange, agree as follows:

1. **Scope.** This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Attribution Type(s) and User's identity associated with attributed MPIDs selected by User below (collectively, the "Covered Data").

    Attribution Type: User limits the applicability of this Addendum to the following type of attribution:

    • Allow use of User's identity in connection with its aggregate volume ranking relative to other Users

    Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

    ☐ Aggregate all User MPIDs   ☐ Aggregate selected User MPIDs: _____

2. **Modification of User Agreement.** The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, requires the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or the Exchange upon 30 days' written notice to the other party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature:_____

Printed Name:_____

Title:_____

User: _____

Signature: _____

Printed Name: _____

Title: _____

Date: _____

Addendum F-16
IEX User Agreement Addendum to Permit Investor Disclosure

USER AGREEMENT ADDENDUM TO PERMIT INVESTOR DISCLOSURE

This User Agreement Addendum to Permit Investor Disclosure (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes the Exchange to disclose certain information to the Investor (as defined below) referenced below.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to marketops@iextrading.com or postal mail to:

> Investors' Exchange LLC
> Attn: Market Operations
> 3 World Trade Center, 58th Floor
> New York, NY 10007

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange, agree as follows:

1. Section 10(b) "Disclosure" of the User Agreement shall be amended to add the following additional paragraph immediately after the last paragraph thereof: "Notwithstanding Section 10(a) or the foregoing in this Section 10(b), User consents to the Exchange's disclosure of any information pertaining to the undersigned customer of User (the "Investor") directly to such Investor, which information includes such Investor's orders, trades, messages, instructions entered or executed and any metrics and analysis generated by the Exchange in connection therewith; provided that User agrees to provide to the Exchange in FIX tag 8484, a unique identifier representing the Investor on whose behalf it is sending the order to the Exchange. The unique identifier shall be in the format as set forth in the IEX FIX Specification."

2. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference and shall remain unchanged and in full force and effect.

Investor ID (FIX Tag 8484 Value) ➡️

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature:_____

Printed Name:_____

Title:_____

User: _____

Signature: _____

Printed Name: _____

Title: _____

Date: _____

Acknowledged and agreed:

Investor: _____

Signature: _____

Printed Name: _____

Title: _____